Members Mobile Inc.



Annual Report

2024

Annual Report 2024

Throughout this document, mentions of Members Mobile Inc. refer to Members Mobile Inc., a Corporation formed on September 12, 2022 in State of Delaware (the "Company"). The Company's physical address is 120 S Shore Road, Dayville, CT 06241.

You may contact the Company by emailing investors@membersmobile.com This annual report is posted on the Company's website, https://www.membersmobile.com/investors. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Members Mobile Inc. ("Members Mobile Inc." or "Company") is a corporation formed on September 12, 2022, in State of Delaware. The Company's physical address is 120 S Shore Road, Dayville, CT 06241. The Company's web site may be accessed at https://www.membersmobile.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Gary G Brandt

Board positions with Members Mobile Inc.

Dates	Position	Principal Occupation
Inception to Present	Treasurer, Secretary	Executive Chairman of Members Mobile Inc.

Positions with Members Mobile Inc.

Dates	Position	Responsibilities
Inception to Present	Executive Chairman	Leadership

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2008 – Present	Brandt Enterprises Inc.	President – consulting and advisory firm

2020 – Present	Nifty 16 Productions LLC	Co Producer – producing a film and book about the true story of the 2002 USA Paralympic sled hockey team.

2013 – 2021	TEN DIGIT Communications LLC	Co-Founder and CEO – developed an Intelligent Messaging Platform and sold assets to Alpine Investors

Luis Jimenez-Tunon

Board positions with Members Mobile Inc.

Dates	Position	Principal Occupation
Inception to Present	President	CEO of Members Mobile Inc.

Positions with Members Mobile Inc.

Dates	Position	Responsibilities
Inception to Present	CEO	Leadership

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2022 – Present	Rovial Space	CEO and Founder, pioneering AI enabled robotics to build and run high-powered platforms in Space.
2017 – Present	Red Queen Ventures	CEO and Founder, consulting and advisory firm.
2017 – 2022	Pareteum Corporation	Independent Board Director, Communications Platform-as-a-Service provider.

Thomas M Jannsen

Board positions with Members Mobile Inc.

Dates	Position	Principal Occupation
N/A		

Positions with Members Mobile Inc.

Dates	Position	Responsibilities
Dec 2023 to Present	VP Finance / Treasurer	Principal Accounting Officer and Administration

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2018 - 2024	Clean Energy Collective, LLC	CFO, solar energy firm building, operating and maintaining community-shared facilities.
2011 – Present	Eagle Trace Consulting Corp	CEO and Founder, consulting and advisory firm.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Gary G Brandt beneficially owns 550,000 shares of Class A-1 Common Shares, representing a voting power of 44.1%

Luis Jimenez-Tunon beneficially owns 550,000 shares of Class A-2 Common Shares, representing a voting power of 44.1%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Members Mobile Inc. ("Members Mobile") was formed on September 12, 2022 in the State of Delaware and is currently headquartered in Dayville, Connecticut. Members Mobile is a mobile virtual network operator ("MVNO"). The Company's majority owned subsidiary, Members Mobile CUSO, LLC ("MM CUSO"), was formed on June 21, 2023 for the purpose of transacting business with Credit Unions ("CUs") and Credit Union Service Organizations("CUSOs"). The Company and its subsidiary plan to partner with CUs and CUSOs to provide mobile phone services to members, bundling mobile phone services and smartphones with CU products and services.

Our mobile communications services set out to address the +140 million credit union members in the US through a targeted brand and service offering, including bundling and cross-selling with current financial products members are already getting from their current credit unions, and new ones we intend to jointly define.

Credit unions are financial institutions in the US that provide financial services (e.g., loans, mortgages, etc.) to their members under potentially better terms than banks since credit unions are generally not-for-profit and belong to their members. There are approximately 4,600 credit unions in the US currently serving more than 140 million members.

The goal of Members Mobile is to achieve at least one million mobile subscribers in five years by working with up to 100 credit unions.

We believe that credit unions will benefit from Members Mobile because we aim to provide relevant savings to their members, which is aligned with credit unions' core mandate. Our mobility platform provides for a new digital engagement channel with their members, as well as a new point of convergence of their financial products and services, which are being disrupted by emerging fintech players. The richness of telecom data associated with Members Mobile's solution is strategic for the expansion and survival of credit unions' core financial services.

Members Mobile plans to provide its subscribers with an eSIM or SIM card to be inserted into their phone in order to get mobile services (e.g., voice, SMS, data) as any other mobile operator would. We also intend to provide handset financing. We expect that credit unions would provide Members Mobile with lines of credit averaging up to $1,000,000 per credit union.

Members Mobile intends to operate as a mobile virtual network operator ("MVNO"), which utilizes a 4G/5G national network through a wholesale agreement with one or more of the existing mobile network operators ("MNOs") (e.g., T-Mobile, Verizon, AT&T) to access their coverage network. When launch begins, Members Mobile intends to provide and market these mobile services to the +140 million credit union members with our own brand and priced plans via our mobile virtual network enablement ("MVNE") service platform.

Members Mobile's leadership team brings extensive knowledge of the telecom and mobile industry, particularly in MVNOs, as well as mobile operator marketing and digital technology platforms, having designed, launched, developed, and grown several successful mobile operators and brands to millions of subscribers and successful exits. Additionally, the team has strong ties within the credit union industry and is supported by a select group of credit union professionals who are active members of the Company's advisory board.

We have obtained commitments from ten credit union clients who have signed letters of intent ("LOIs"). We have secured mobile-enabling technology for the US market from a leading MVNE company named Compax Digital US.   We are developing and integrating all the necessary service and technical partners to deliver our services. We continue our work to capitalize the Company for the post-launch of the services. We expect to be ready for service ("RFS") during the 3rd quarter of 2025.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company currently has 12 employees, including part-time and full-time.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Material factors that make an investment in Members Mobile Inc. speculative or risky:

a) *Third parties might infringe upon our technology*: We cannot assure you that the steps we have taken to protect our property rights will prevent the misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

b) *Start-up investing is risky*: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market fit. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

c) *Any valuation at this stage is difficult to assess*: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

d) No governmental agency has reviewed the Company offerings and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms.

e) *We are dependent on general economic conditions*: Potential customers and/or partners may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

f) *Our management may not be able to control costs in an effective or timely manner:* The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

g) *Our future growth depends on our ability to develop and retain customers:* Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

h) *Our ability to succeed depends on how successful we will be in our fundraising efforts*: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

i) *We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us*: The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

j) If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

k) *Your shares are not easily transferable*: You should not plan on being able to readily transfer and/or resell your securities. Currently, there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

l) *The Company likely will not pay dividends for the foreseeable future*: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

m) *You may only receive limited ongoing disclosure*: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

n) *The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO)*: If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

o) *Future fundraising may affect the rights of investors*: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

p) *We rely on third party network service providers to originate and terminate substantially all of our network calls and data sessions.* We leverage the infrastructure of third-party network service providers to provide telephone numbers, public switched telephone network call termination and origination services, mobile data exchange and local number portability for our customers rather than deploying our own network. This decision has resulted in lower capital and operating costs for our business in the short term but has reduced our operating flexibility and ability to make timely service changes. If any of these network service providers cease operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, and qualifying this new service could have a material adverse effect on our business, financial condition or operating results.

While we believe that relations with our projected service providers will be good, there can be no assurance that these service providers will be able or willing to supply cost-effective services to us in the future or that we will be successful in signing up alternative or additional providers. Although we could replace our projected providers, if necessary, our ability to provide service to our subscribers could be impacted during this timeframe, and this could have an adverse effect on our business, financial condition or results of operations. The loss of access to, or requirement to change, the telephone numbers we provide to our customers also could have a material adverse effect on our business, financial condition or operating results.

Due to our reliance on these service providers, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our service or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operating results.

q) *Decreasing telecommunications rates, increasing mobile data consumption and/or increasing regulatory charges may diminish or eliminate any competitive pricing advantage that we seek to obtain*. Decreasing telecommunications rates may diminish or eliminate the planned competitive pricing advantage of our services, while increased regulation and the imposition of additional regulatory funding obligations at the federal, state and local level could require us to either increase the retail price for our services, thus making us less competitive, or absorb such costs, thus decreasing our profit margins. International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate these rates will continue to decline in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers if such pricing differentials diminish or disappear; however, and we will be unable to use such pricing differentials to attract new customers in the future. Continued rate decreases would require us to lower our rates to remain competitive and would reduce or possibly eliminate any gross profit from our services. In addition, we may lose subscribers for our services.

r) *The success of our Company is dependent on the growth and public acceptance of our services.* Our future success depends on our ability to significantly increase revenues generated from our services. For certain users, aspects of our service maybe different from the mobile service they were using. Our continued growth is dependent on the adoption of our services by our customers, and we cannot guarantee that our services will work 100% of the time or that our customers will be satisfied with the services we provide. For example:

Our emergency calling services may be different from what our customers expect.

The failure of a customer to complete an emergency 911 call may have a detrimental impact on our business.

Our customers may experience lower call quality than they are used to, including static, echoes, and delays in transmissions.

Our customers may experience higher dropped-call rates than they are used to from other wireless carriers.

Our customers cannot accept collect calls.

Our customers cannot call premium-rate telephone numbers such as 1-900 numbers and 976 numbers.

If customers do not accept the differences between our service and their previous telephone service, they may choose to return to their previous mobile service provider.

s) *Operating internationally exposes us to additional and unpredictable risks.* We plan to originate and terminate calls in many international markets. There are certain risks inherent in doing business on an international basis, including:

- political and economic instability, including the risk of social unrest, war, civil war and armed conflict in the countries in which we operate;
- uncertainty regarding the ability of our carrier partners to provide service in compliance with all laws, rules and regulations by foreign governments;
- fluctuations in exchange rates;
- potentially adverse tax consequences; and
- potentially weaker protection of intellectual property rights.

t) *Our services are subject to regulation, and future legislative, regulatory or judicial actions could adversely affect our business and expose us to liability*. At the federal level in the U.S., the FCC has imposed certain telecommunications regulations on mobile telephone services including:

Requirements to provide E911 service;

Communications Assistance for Law Enforcement Act ("CALEA") obligations;

Obligation to support Universal Service;

Customer Proprietary Network Information ("CPNI") requirements;

Disability access obligations;

Local Number Portability requirements;

Service discontinuance notification obligations;

Rural call completion reporting and rules related to ring signal integrity.

We seek to comply with all applicable regulatory requirements. We could, however, be subject to regulatory enforcement action if a regulator does not believe that we are complying with applicable regulations.

The effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on our business. If we become subject to the rules and regulations applicable to telecommunications providers in individual states, we may incur significant litigation and compliance costs, and we may have to restructure our service offerings, exit certain markets, or raise the price of our services, any of which could cause our services to be less attractive to customers. In addition, future regulatory developments could increase our cost of doing business and limit our growth.

u) *The Company has the potential for exposure or loss resulting from a cyberattack or data breach of the organization.* Even though the Company has engaged a premier firm specializing in a full spectrum of comprehensive IT solutions from managed services to cybersecurity and compliance to assist the organization, the risk still exists for cyberattacks on the organization.

v) *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature*. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

w) *The Securities have not been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.* The securities have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

x) *The Company's management may have broad discretion in how the Company uses the net proceeds raised.* The Company's management will have considerable discretion over the allocation of proceeds raised. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

y) *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.* You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

z) *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.* Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

aa) *The shares of Securities acquired may be significantly diluted as a consequence of subsequent financings*. Company equity securities will be subject to dilution. Company intends to issue additional equity to future and current employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

bb) The amount of additional financing needed by Company will depend upon several contingencies not foreseen initially. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

cc) *There is no present public market for these Securities and we have arbitrarily set the price*. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The price for Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the price paid or at any other price.

dd) In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

ee) THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

SECURITIES

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A-1 Common Stock	550,000	550,000	Yes	Class A-1 common stock carries one vote per share. Common stock classes A-1 and A-2 will each be able to elect one director to the Board. Any remaining directors to the Board are elected by voting power of the outstanding shares of Class A-1 common, Class A-2 common, Class A-3 common and preferred stock.
Class A-2 Common Stock	550,000	550,000	Yes	Class A-2 common stock carries one vote per share. Common stock classes A-1 and A-2 will each be able to elect one director to the Board. Any remaining directors to the Board are elected by voting power of the outstanding shares of Class A-1 common, Class A-2 common, Class A-3 common and preferred stock.
Class A-3 Common Stock	8,500,000	169,871	Yes	Class A-3 common stock carries one vote per share.
Class A-4 Common Stock	400,000	0	No	
Preferred Stock	1,000,000	0	Yes	The holders of preferred stock shall be eligible to receive, if declared by the board, a dividend at the rate of 5% of its original issuance price. The holders of preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock they would receive upon a conversion to common stock. Preferred stock is convertible into Series A-3 common stock at the holders election at a dilution protected 1:1 rate. Preferred stock have a liquidation preference over common stock of its original issuance price.

OPTIONS, WARRANTS AND OTHER RIGHTS

Type	Description	Reserved Securities
Warrants		129,500 shares of Class A-3 Common Stock
Warrant	Number of shares applicable are subject to certain circumstances for exercise	79,909 shares of Class A-3 Common Stock, but subject to change based on certain circumstances for exercise.
Convertible Debt		50,000 shares of Class A-3 Common Stock
Convertible Debt	Number of shares applicable are subject to certain circumstances for conversion	13,318 shares of Class A-3 Common Stock, but subject to change based on certain circumstances for conversion.

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors who participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The Company utilizes projections, industry comparisons and recent funding rounds for valuing its securities.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Members Mobile Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Members Mobile Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Terms
Michael Borden	$100,000	8.0%	June 2026	(1)
Red Queen Ventures Holdings SLU	$55,000	8.0%	December 2025	(2)
William J Lyons III 2023 Trust	$125,000	12.0%	August 2025	
Redemo Realty Trust	$125,000	12.0%	August 2025	
William J Lyons III 2023 Trust	$500,000	12.0%	April 2028	(3)

(1) The holder of the note may convert the outstanding balance plus accrued interest into shares of the Company's common stock at a conversion price equal to the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more within the next thirty-six (36) months following the date of the note or (ii) $20 per share.
(2) Earlier repayment conditions exist based on certain Company milestones
(3) The holder of the note may convert the outstanding balance plus accrued interest into shares of the Company's common stock at a conversion price of $10 per share.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds	Notes
2022	Common stock	$110	Sec 4(a)(2)	Costs for service launch	(1)
2023	Common stock	$3,350	Sec 4(a)(2)	Costs for service launch	(2)
12/14/2023	Other	$600,000	Sec 4(a)(2)	Costs for service launch	(3)
6/21/24	Common stock	$154,350	Sec Reg D	Costs for service launch	(4)
7/25/24	Common stock	$250,000	Sec 4(a)(2)	Intangible asset development	(5)
2024	Other	$290	Sec 4(a)(2)	Costs for service launch	(6)

(1) During 2022, the Company issued 550,000 shares of Class A-1 common stock and 550,000 shares of Class A-2 common stock at $0.0001 per share for gross proceeds of $110.
(2) During 2023, the Company issued 335,000 shares of Class A-3 common stock for gross proceeds of $3,350. 200,000 shares on January 31, 2023, 85,000 shares on February 8th, 2023, 2,500 shares on

July 20, 2023, 15,000 shares on August 15, 2023, 10,000 shares on November 7, 2023, 22,500 shares on December 7, 2023.

(3) The Company has issued a warrant to its subsidiary, MM CUSO, for $600,000 of cash consideration. The warrant is exercisable into the Company's common stock if and upon a liquidity event, which is defined in the warrant agreement as the sale of all common shares or substantially all the assets of the Members Mobile, Inc. The warrant agreement stipulates an exercise price of the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more or (ii) $20 per share. The Class B unit holders of MM CUSO have the exclusive right to any and all profits or profits associated with this warrant held in the Company.

(4) The Company issued 12,471 shares of Class A-3 common stock for gross proceeds of $154,350, net of issuance costs of $7,563.

(5) The Company issued 20,000 shares of Class A-3 common stock for $250,000 of services for intangible asset development.

(6) During September and November 2024, the Company issued warrants valued at $290 exercisable into 34,000 shares of Class A-3 common stock.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Red Queen Ventures Holdings SLU, a stockholder, provided loans to the Company totaling $55,000 in the first quarter of 2025.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Company to date has no operating revenue. The Company is projecting Ready For Service launch in the 3rd quarter of 2025. The business model projects positive margins with sustainable operations post service launch with a success-based spending program.

The Company is expected to close an initial $1,000,000 line of credit very soon being fully funded within six months. The facility has the capacity to expand beyond the $1,000,000.

The Company has secured a $5,000,000 term sheet with an investor to provide funding in multiple tranches in the next six months that may or may not fully materialize.

The Company continues to have ongoing discussions with investors and credit unions for additional equity and lines of credit.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Members Mobile Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Members Mobile Inc. will file a report electronically with the SEC annually and post access to the report on its web site https://membersmobile.com no later than 120 days after the end of each fiscal year covered by the report.

OFFICER'S CERTIFICATION OF FINANCIAL STATEMENTS

Members Mobile Inc.
Financial Statements for the Year Ended December 31, 2024 and 2023

I hereby certify that I am Executive Chairman of Members Mobile Inc. and that the enclosed consolidated financial statements for the years ended December 31, 2024 and 2023 have been prepared in accordance with generally accepted accounting principles in the United States and are, in my opinion, correct.

Members Mobile Inc.

By: _Gary Brandt_

Name: _GARY BRANDT_

Title: _CHAIRMAN_

Date: _APRIL 28, 2025_

MEMBERS MOBILE INC.



Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

Contents

Consolidated Financial Statements

MEMBERS MOBILE INC.
Consolidated Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,342	$ 610,374
Prepaid expenses and other current assets	7,928	2,283
Total Current Assets	13,270	612,657
Noncurrent Assets:		
Intangibles, net	439,738	-
Total Noncurrent Assets	439,738	-
Total Assets	$ 453,008	$ 612,657
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Accounts payable	$ 152,314	$ 70,682
Accrued expenses and other current liabilities	18,668	14,472
Related party payables	253,488	124,946
Total Current Liabilities	424,470	210,100
Long-Term Obligations:		
Convertible note payable	100,000	100,000
Total Liabilities	524,470	310,100
Stockholders' Equity (Deficit):		
Preferred stock, $.0001 par value: 1,000,000 shares authorized; no shares issued and outstanding as of both December 31, 2024 and 2023, respectively	-	-
Class A-1 common stock, $.0001 par value: 550,000 shares authorized; 550,000 issued and outstanding as of both December 31, 2024 and 2023	55	55
Class A-2 common stock, $.0001 par value: 550,000 shares authorized; 550,000 issued and outstanding as of both December 31, 2024 and 2023	55	55
Class A-3 common stock, $.0001 par value: 8,500,000 shares authorized; 130,000 and 335,000 issued and outstanding as of both December 31, 2024 and 2023, respectively	17	34
Class A-4 common stock, $.0001 par value: 400,000 shares authorized; no shares issued and outstanding as of both December 31, 2024 and 2023	-	-
Additional paid-in capital	395,020	(1,684)
Stock warrants	290	-
Accumulated deficit	(1,062,491)	(294,774)
Stockholder' equity (deficit) attributable to Members Mobile Inc.	(667,054)	(296,314)
Non-controlling interest	595,592	598,871
Total Stockholders Equity (Deficit)	(71,462)	302,557
Total Liabilities and Stockholders' Equity (Deficit)	$ 453,008	$ 612,657

See accompanying notes.

MEMBERS MOBILE INC.
Consolidated Statements of Operations
For the years ended December 31, 2024 and 2023

	2024	2023
Net revenue	$ -	$ -
Cost of revenue	-	-
Gross profit	-	-
Operating Expenses:		
Sales and marketing	141,827	131,629
General and administrative	622,240	139,254
	764,067	270,883
Loss from operations	(764,067)	(270,883)
Other Income (Expense):		
Miscellaneous income	1,093	733
Interest expense	(8,022)	(4,647)
	(6,929)	(3,914)
Income (Loss) Before Income Taxes	(770,996)	(274,797)
Provision for income taxes	-	-
Net Income (Loss)	(770,996)	(274,797)
Income (Loss) attributable noncontrolling interests	(3,279)	(1,129)
Net Income (Loss) attributable to Members Mobile Inc.	$ (767,717)	$ (273,668)

See accompanying notes.

MEMBERS MOBILE INC.
Consolidated Statements of Changes in Stockholders Equity
For the years ended December 31, 2024 and 2023

| | Preferred Stock | | Class A-1 Common Stock | | Class A-2 Common Stock | | Class A-3 Common Stock | | Class A-4 Common Stock | | Additional Paid in Capital | Stock Warrants | Accumulated Deficit | Total | Non-Controlling Interest | Total Stockholders' Equity (Deficit) |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount						
Balance December 31, 2022	-	$ -	550,000	$ 55	550,000	$ 55	-	$ -	-	$ -	$ -	$ -	$ (21,106)	$ (20,996)	$ -	$ (20,996)
Issuance of common stock							335,000	34			3,316			3,350		3,350
Offering costs											(5,000)			(5,000)		(5,000)
Issuance of subsidiary membership interest														-	600,000	600,000
Net loss												-	(273,668)	(273,668)	(1,129)	(274,797)
Balance December 31, 2023	-	-	550,000	55	550,000	55	335,000	34	-	-	(1,684)	-	(294,774)	(296,314)	598,871	302,557
Issuance of common stock							12,471	1			154,349			154,350		154,350
Equity issuance costs											(7,563)			(7,563)		(7,563)
Inssuance of common stock for services							20,000	2			249,998			250,000		250,000
Repurchase of common stock							(200,000)	(20)			(80)			(100)		(100)
Issuance of stock warrants												290		290		290
Net loss													(767,717)	(767,717)	(3,279)	(770,996)
Balance December 31, 2024	-	$ -	550,000	$ 55	550,000	$ 55	167,471	$ 17	-	$ -	$ 395,020	$ 290	$ (1,062,491)	$ (667,054)	$ 595,592	$ (71,462)

See accompanying notes.

MEMBERS MOBILE INC.
Consolidated Statements of Cash Flow
Years ended December 31, 2024 and 2023

	2024	2023
Cash Flows used for Operating Activities		
Net income (loss)	$ (770,996)	$ (274,797)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Issuance of stock warrants	290	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(5,645)	(2,283)
Accounts payable	81,632	70,682
Accrued expenses and other current liabilities	4,196	14,472
Net change in amount due to related parties	128,542	103,399
Net Cash Provided (Used) by Operating Activities	(561,981)	(88,527)
Cash Flows used for Investing Activities		
Purchase of intangible assets	(189,738)	-
Net Cash Provided by Financing Activities	(189,738)	-
Cash Flows from Financing Activities		
Proceeds from convertible notes	-	100,000
Issuance of common stock, net of offering costs	146,787	(1,650)
Purchase of common stock	(100)	-
Proceeds from noncontrolling interest investment in subsidiary	-	600,000
Net Cash Provided by Financing Activities	146,687	698,350
Net Change in Cash and Cash Equivalents	(605,032)	609,823
Cash and Cash Equivalents - beginning of period	610,374	551
Cash and Cash Equivalents - end of period	$ 5,342	$ 610,374
Supplemental Information:		
Cash paid during period for interest	$ -	$ -
Cash paid during period for income taxes	$ -	$ -
Common stock issued for intangible assets	$ 250,000	$ -

See accompanying notes.

Notes to Financial Statements

A. NATURE OF OPERATIONs

Members Mobile Inc. ("the Company") was formed on September 12, 2022 in the state of Delaware. The majority owned subsidiary, Members Mobile CUSO, LLC (MM CUSO), was formed on June 21, 2023. The Company's headquarters are located in Dayville, Connecticut.

The Company is a Mobile Virtual Network Operator (MVNO). The Company formed the majority owned subsidiary MM CUSO for purposes of transacting business with Credit Unions (CU) and Credit Union Support Organizations (CUSO). The Company will partner with CU and CUSOs to provide mobile phone services to members providing flexibility and handheld access to CU products and services.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Principal of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiary, Member Mobile CUSO, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity (deficit). Net income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and statements of changes in stockholders' equity (deficit). Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has noncontrolling interests via its subsidiary MM CUSO.

During the periods ended December 31, 2024 and 2023, the Company recorded a loss of $3,279 and $1,129, respectively, attributable to noncontrolling interests.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these consolidated financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash in bank balances exceeded federally insured limits by $0 and $341,900, respectively.

Prepaid Expense

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2024 and 2023, prepaid expense was $7,928 and $2,283, respectively, which pertains to advance payment for events and insurance.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company's financial instruments consist of cash, accounts payable, accrued liabilities and convertible note payable. The estimated fair values of these financial instruments approximate their carrying values at December 31, 2024 and 2023. The estimated fair values have been determined through information obtained from market sources and management estimates.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation (FDIC) and the National Credit Union Share Insurance Fund (NCUA) up to $250,000. The Company maintained balances in excess insured levels and expects this to continue from time to time.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company plans to earn revenues from providing services to CUs, CUSOs and their members. No revenue has been earned or recognized for the periods ended December 31, 2024 or 2023.

Advertising and Promotion Costs

The Company expenses advertising and promotion costs as they are incurred. Tradeshow costs are expensed in the period of the corresponding event. Advertising expense for the periods ended December 31, 2024 and 2023 was $137,724, and $89,662, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Issued and Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

C. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,062,491 as of December 31, 2024, and has sustained net losses of $770,996 and $274,797 for the periods ended December 31, 2024 and 2023, respectively, and has not yet generated revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

D. CONVERTIBLE NOTE PAYABLE

The Company received a loan of $100,000 in June 2023. The note plus interest at 8% per annum is due on the third anniversary of the note. For the thirty-six months or until the conversion option is exercised by holder, After the conversion option is exercised or lapses, the balance of the principal and interest then due, if any, shall be amortized and paid in twelve (12) monthly installments, provided borrower may prepay the amount at any time without penalty. The holder of the note may convert the outstanding balance plus accrued interest into common shares of the Company at a conversion price equal to the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more within the next thirty-six (36) months following the Effective Date or (ii) $20 per Share.

E. STOCKHOLDERS' EQUITY

The Company has the authority to issue 10,000,000 shares of common stock, $0.0001 par value per share and 1,000,000 shares of preferred stock, $0.0001 par value per share. No preferred shares have been issued by the Company.

The common stock is divided into classes as follows; 1) Class A-1 consisting of 550,000 shares; 2) Class A-2 consisting of 550,000 shares; 3) Class A-3 consisting of 8,500,000 shares, and: 4) Class A-4 consisting of the remaining 400,000 shares. All classes other than Class A-4 will have one vote per share.

The holders of preferred stock shall be eligible to receive, if declared by the board, a dividend at the rate of 5% of its original issuance price. The holders of preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock they would receive upon a conversion to common stock. Preferred stock is convertible into Series A-3 common stock at the holders election at a dilution protected 1:1 rate. Preferred stock have a liquidation preference over common stock of its original issuance price.

Common stock classes A-1 and A-2 will each be able to elect one director to the Board. Any remaining directors to the Board are elected by voting power of the outstanding shares of Class A-1 common, Class A-2 common, Class A-3 common and preferred stock.

The Company has issued a warrant to its subsidiary Members Mobile CUSO, LLC (CUSO) in 2023. The warrant is exercisable into Class A-3 common stock of the Company provided that a liquidity event has occurred. A liquidity event is defined as a sale of all common stock or substantially all of the assets of the Company. The conversion price is the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more or (ii) $20 per share. The Class B unit holders of CUSO have the exclusive right to any and all profits or profits associated with this warrant held in the Company.

Members Mobile CUSO, LLC has Class A and Class B members. The Company owns 1,000 Class A units of the subsidiary and a 3rd party owns 60 Class B units. All profits and losses, other than amounts generated by the exercise of warrants, are allocated 99% to the Class A member and 1% to the Class B member.

During 2023, the Company issued 335,000 shares of Class A-3 common stock for gross proceeds of $3,350.

During 2024, the Company issued 12,471 shares of Class A-3 common stock for gross proceeds of $154,350, net of issuance costs of $7,563.

During 2024, the Company issued 20,000 shares of Class A-3 common stock for $250,000 of services.

During 2024, the Company purchased and retired 200,000 shares of Class A-3 common stock for $100 pursuant to provisions in the stockholder agreement.

During 2024, the Company issued warrants valued at $290 exercisable into 34,000 shares of Class A-3 common stock.

F. RELATED PARTIES

The Company also has amounts due to various stockholders recorded as loan from stockholders for reimbursement of expenses paid by the related parties on behalf of the Company. The outstanding amount included in these financial statements as of December 31, 2024 and 2023 was $253,488 and $124,946, respectively.

The Company has engaged a marketing firm affiliated with a Class B member of Members Mobile CUSO, LLC to provide services, which were recorded to operating expenses in the amounts of $86,778 and

$84,303 for the periods ended December 31, 2024 and 2023, respectively. The outstanding amount included accounts payable in these financial statements as of December 31, 2024 and 2023 was $84,303 and $0, respectively.

The Company has engaged a brand, product and experience design firm affiliated with a Class A-3 common stockholder to provide services, which were recorded as intangible assets in the amounts of $231,673 and $0 for the periods ended December 31, 2024 and 2023, respectively. The outstanding amount included accounts payable in these financial statements as of December 31, 2024 and 2023 was $44,264 and $0, respectively.

The Company has engaged a Class A-3 common stockholder that is a mobile and E-commerce design firm to provide services, which were recorded as intangible assets in the amounts of $200,565 and $0 for the periods ended December 31, 2024 and 2023, respectively. The outstanding amount included accounts payable in these financial statements as of December 31, 2024 and 2023 was $84,303 and $0, respectively.

G. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

H. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $282,160 and $78,552, respectively. The following table presents the deferred tax assets by source:

	2024	2023
Net operating loss carryforwards	$ 282,160	$ 78,552
Deferred tax assets	282,160	78,552
Valuation allowances	(282,160)	(78,552)
Net deferred tax asset	$ -	$ -

The Company incurs Federal and Connecticut income taxes at rates of 21% and 7.5%, respectively, and has used an effective blended rate of 26.9% to calculate the deferred tax assets. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December

31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $262,180 and $78,552 were recorded as of December 31, 2024 and 2023, respectively. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,048,922 and $291,744, respectively.

I. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024 through April 19, 2025, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.